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                                                                    EXHIBIT 20.2



ANNMARIE GIOIA, NYSE                              IMMEDIATELY
(212) 656-5437                                    OCTOBER 6, 2000
INVESTOR CONTACT:
ALLIED PRODUCTS CORPORATION
MARK STANDEFER
(773) 933-8336



              NYSE SUSPENDS TRADING IN ALLIED PRODUCTS CORPORATION
                          MOVES TO REMOVE FROM THE LIST

     NEW YORK, October 6, 2000 -- The New York Stock Exchange announced today that it determined that the common stock of Allied Products Corporation (the "Company")-- ticker symbol ADP-- should be suspended immediately. The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange (the "Committee"). Application to the Securities and Exchange Commission to delist the issue is pending the completion of applicable procedures, including any appeal by the Company of the NYSE staff's decision.

     The Exchange's action is being taken in view of the fact that on October 2, 2000 the Company announced that it has filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Exchange has not traded the Company's common stock since that announcement as the Exchange completed its evaluation of the Company's continued listing status.

     In addition, the Exchange noted that the Company's current 30 day average global market capitalization is $14.4 million which is below the NYSE's continued listing criteria of a 30 day average global market capitalization of less than $15 million.

     The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.

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